UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2021

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

 Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

Avino Silver & Gold Mines Ltd. (the “Company”) is furnishing this Form 6-K to provide its financial information for the nine months ended September 30, 2021 and to incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K, including exhibits 99.1 and 99.2 attached hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file number 333-252081 and 333-226963) and Form S-8 (Registration file number 333-195120) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits:

99.1	Condensed Consolidated Interim Financial Statements For the nine months ended September 30, 2021 and 2020

99.2	Management Discussion and Analysis

99.3	CEO Certification

99.4	CFO Certification

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVINO SILVER & GOLD MINES LTD.
(Registrant)

Date: November 9, 2021	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

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